SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 10 February 2015

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                                                                    February 10, 2015

BT SPORT WINS RIGHTS TO MORE LIVE PREMIER LEAGUE FOOTBALL MATCHES

BT Sport to show 42 live top-flight Saturday and Midweek matches for 2016/17 to 2018/19 seasons

Matches to be added to line-up featuring exclusive live action from the UEFA Champions League, UEFA Europa League, FA Cup and top-flight European leagues

BT is to show even more live top-flight football matches on its BT Sport TV channels after winning exclusive live rights to 42 Premier League matches in each of the 2016/17 to 2018/19 seasons. This is an increase of four matches per season on the current 38.

The new rights will see BT Sport show a live Saturday evening game every Premier League weekend from 2016/17 for three seasons. This will allow BT to build on its current Saturday programming and appeal to an even larger audience, having secured the prime evening TV viewing slot.

These new Premier League games from 2016/17 will be added to the 350 exclusive live matches from the UEFA Champions League and Europa League that BT Sport will be showing from both tournaments starting this summer. The channel also has live rights to the FA Cup for the next three years.
 BT Sport currently shows around 50 live matches each season featuring Premier League clubs. It will show around 115 of these matches from the 2015/16 season onwards when all competitions featuring Premier League clubs are taken into account.
Football fans will enjoy a wide variety of football coverage with BT Sport. The channels will show exclusive live action from the Premier League, FA Cup and the UEFA Champions League and Europa League. Customers will also enjoy live football matches from top-flight European leagues, including Germany's Bundesliga, Italy's Serie A and France's Ligue 1.

John Petter, BT Consumer CEO said: "I am pleased we will be showing Premier League football for a further three years and that we have secured the prime Saturday evening slot. These new rights will enhance our existing schedule of football, rugby and other international sport, including all the live footballing action from the UEFA Champions and Europa Leagues starting this summer.
"BT Sport has got off to a strong start, reaching more than five million households and commercial premises, by making itself far more affordable and accessible to sports fans."
BT Sport was launched in August 2013, when BT made it available to its consumer broadband customers for free. More than three million households have access to BT Sport, a number that rises to more than five million when wholesale deals are taken into account. More than 25,000 commercial premises, including 30 per cent of all UK pubs, also have access.
BT Sport is available via BT TV, Sky's satellite platform and via the BT Sport App. Virgin Media customers can also access the service. Audience figures continue to grow, with Premier League viewing on BT Sport up 17 per cent so far this season.

Financial details
The rights will cost £320m per season compared with £246m per season at present. On a per game basis, this equates to £7.6m per game, an increase of 18 per cent on the £6.5m per game currently.
A deposit of around £29m is payable this month followed by six instalments starting in July 2016 and continuing in the months of December and July until December 2018.
The launch of BT Sport has supported the financial performance of BT Consumer by reducing churn, attracting new customers and encouraging existing customers to take more BT products. BT Consumer has now grown its revenue and profit for four consecutive quarters, following the launch of BT Sport.

Enquiries

Press office:
Ross Cook                                                                              Tel: 020 7356 5369

Investor relations:
Damien Maltarp                                                                       Tel: 020 7356 4909

About BT
BT is one of the world's leading providers of communications services and solutions, serving customers in more than 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed/mobile products and services. BT consists principally of five lines of business: BT Global Services, BT Business, BT Consumer, BT Wholesale and Openreach.

For the year ended 31 March 2014, BT Group's reported revenue was £18,287m with reported profit before taxation of £2,312m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

All news releases can be accessed at our web site: http://www.btplc.com/News

For more information, visit www.btplc.com.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date  10 February 2015